24001485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 008-71024 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/04/2024 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RYAN BROKERAGE SERVICES, LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

AUG 29 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

ROCKEFELLER CENTER, 600 FIFTH AVE, 9TH F, 9TH FLOOR

(No. and Street)

| NEW YORK | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Frederick C. Teufel, Jr. | 6103089911 | fred@vigilantllc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

| 2617 Huntingdon Pike | Huntingdon Valley | PA | 19006 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| September 18, 2003 | 169 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**OATH OR AFFIRMATION**

I, Donna Dimaria, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ryan Brokerage Services,llc, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal

JESSICA L KELLER
Notary Public - State of New York
NO. 01KE6290762
Qualified in Monroe County
My Commission Expires Feb 18, 2016

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______



***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member and
Those Charged With Governance of
Ryan Brokerage Services, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Ryan Brokerage Services, LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

This is our initial year as the Company's auditor.
Huntingdon Valley, Pennsylvania
August 27, 2024

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 121,168 |
| Prepaid expenses and other assets | | 18,199 |
| **Total assets** | **$** | **139,367** |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued liabilities | $ | 25,436 |
| Due to affiliate | | 50,736 |
| **Total liabilities** | | 76,172 |
| | | |
| Commitments and Contingencies (see Note 5) | | - |
| | | |
| Member's equity | | 63,195 |
| **Total liabilities and member's equity** | **$** | **139,367** |

**Note 1. Summary of Significant Accounting Policies:**

**Organization and Nature of Business**

Ryan Brokerage Services, LLC d/b/a Ryan Tax Capital (the "Company") was formed as a Delaware limited liability company in 2022 and the Company's new membership application was granted by the Financial Industry Regulatory Authority ("FINRA") on December 12, 2023. The Company commenced business operations consistent with the Company's membership agreement on January 4, 2024. The Company is an independent registered broker-dealer and subject to regulation by the U.S. Securities and Exchange Commission ("SEC"), FINRA, the Securities Investor Protection Corporation and various states. The Company plans to engage as the marketing and/or placement agent of unregistered securities offered by third-party issuers and/or their sponsors offering flow-through tax benefits to investors (the "Marketed Products"). The Company will not handle or hold customer funds, as investors will purchase securities directly from third-party issuers. The US Dollar is the functional currency of the Company. The Company had not begun revenue-generating activities as of June 30, 2024.

The Company is a wholly-owned subsidiary of Ryan, LLC ("Parent").

**Basis of Accounting**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from the estimates and assumptions used in the consolidated financial statements and related notes.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of all cash balances and liquid investments with original maturities of three months or less.

**Accrued Incentive Compensation**

Under an expense sharing agreement with the Parent, the Parent has agreed to assume employee compensation and benefits other than for the Financial & Operations Principal (the "FINOP") and transaction-based incentive compensation (see Note 3). Certain marketing and tax services personnel are eligible to earn incentive compensation based on varying percentages of collected revenue. A liability for this incentive compensation is accrued as revenue is recognized. There was no accrued incentive compensation at June 30, 2024.

**Income Taxes**

The Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code and is treated as a disregarded entity. Therefore, the income or losses of the Company flow through to and are taxable to its Parent, and no liability for income taxes is reflected in the accompanying financial statements.

## Note 2. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of June 30, 2024, requires the Company to maintain net capital equal to the greater of 12.5% (6-2/3% after the first year of licensing) of aggregate indebtedness items, as defined, or $5,000. At June 30, 2024, the Company had net capital of $44,996, which was $35,474 in excess of its required net capital of $9,522. The ratio of aggregate indebtedness to net capital was 1.7 to 1.

The Company limits its business activities to generating transaction-based compensation by engaging solely as placement agent of securities offered by third-party issuers and/or their sponsors. Therefore, the Company is exempt from Rule 15c3-3 which requires preparation of the Computation for Determination of Reserve Requirements, relying on Footnote 74 of SEC Release Number 34-70073 adopting amendments to 17 C.F.R. 240.17-a.

## Note 3. Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent. Under this agreement, the Parent has agreed to assume certain expenses of the Company, such as rent and utilities, employee compensation and benefits other than for the FINOP and transaction-based incentive compensation, general operating and office expenses, and professional services fees. The Parent will not be responsible for direct costs of the Company such as commissions on the Company's securities transactions, FINOP services, costs for any contract entered by the Company, insurance premiums attributed solely to the Company, registration and licensing fees, or annual audit costs. The Company recorded expenses from its Parent of $100 for the period from January 4, 2024 to June 30, 2024, which is included in "Other expense" on the accompanying statement of operations. The Company had a payable due to its Parent of $50,736 at June 30, 2024.

## Note 4. Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is limited by various regulations; however, the Company's insurance policies serve to further limit its exposure.

## Note 5. Significant Risks, Uncertainties, Commitments and Contingencies

The Company's business is subject to significant capital markets risk. Currently, the Company's revenue is generated from marketing and placement of Marketed Products, which tend to be related to general economic conditions and corresponding financial market activity. When the outlook for such economic conditions is uncertain or negative, financial market activity generally tends to decrease, which reduces the Company's ability to earn commission-based revenues.

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company may also be involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews or inspections will have a material impact on the financial statements. The Company is not currently involved in any legal proceedings.

**Note 6. Subsequent Events**

In preparing the financial statement, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through August 27, 2024, the date the financial statement was available for issuance.